STATEMENT OF INVESTMENTS

Dreyfus New Jersey Intermediate Municipal Bond Fund

June 30, 2006 (Unaudited)

Long-Term Municipal Investments--97.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey--94.8%				
Atlantic City Board of Education (Guaranteed; School Board Reserve Fund and Insured; FSA)	5.50	12/1/08	1,250,000	1,297,400
Bayonne, Temporary Notes	5.00	10/27/06	2,000,000	2,002,260
Bayonne Redevelopment Agency, Revenue (Royal Caribbean Project)	4.75	11/1/16	3,030,000	2,944,948
Bayshore Regional Sewer Authority, Subordinated Sewer Revenue (Insured; MBIA)	5.30	4/1/08	1,000,000	1,021,030
Bergen County Improvement Authority, School District Revenue (Engelwood City Board of Education Project)	5.25	4/1/18	1,400,000	1,485,386
Bergen County Improvement Authority, School District Revenue (Engelwood City Board of Education Project)	5.25	4/1/19	1,475,000	1,561,966
Bergen County Improvement Authority, School District Revenue (Engelwood City Board of Education Project)	5.25	4/1/20	1,550,000	1,639,295
Bergen County Utilities Authority, Water Pollution Control Revenue (Insured; FGIC)	5.38	12/15/13	1,155,000	1,227,569
Brick Township Municipal Utilities Authority, Water and Sewer Revenue (Insured; FGIC)	5.10	12/1/09	1,500,000	1,522,020
Burlington County Bridge Commission, LR (Governmental Leasing Program)	5.25	8/15/16	1,100,000	1,161,809
Burlington County Bridge Commission, LR (Governmental Leasing Program)	5.25	8/15/17	1,355,000	1,424,715
Burlington County Bridge Commission, Pooled Loan Revenue (Governmental Loan Program) (Insured; AMBAC)	5.25	12/15/19	2,890,000	3,080,798
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	2,000,000	2,047,380

Camden County Municipal Utilities Authority, County Agreement Sewer Revenue (Insured; FGIC)	5.00	7/15/09	3,200,000	3,235,200
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.25	1/1/13	2,390,000 a	2,558,877
Freehold Regional High School (Guaranteed; School Board Reserve Fund and Insured; FGIC)	5.50	3/1/09	1,450,000	1,511,741
Freehold Regional High School (Guaranteed; School Board Reserve Fund and Insured; FGIC)	5.50	3/1/10	2,460,000	2,597,686
Hoboken Parking Utilities (Insured; FGIC)	5.25	1/1/18	3,210,000	3,397,239
Hudson County Improvement Authority, Facility LR (Hudson County Lease Project) (Insured; FGIC)	5.25	10/1/12	2,795,000	2,893,719
Jackson Township Board of Education (Insured; MBIA)	5.25	6/15/23	6,105,000	6,617,454
Jersey City, Public Improvement Revenue (Insured; MBIA)	5.25	9/1/09	1,605,000 a	1,684,496
Jersey City, Water Revenue (Insured; AMBAC)	5.20	10/1/08	1,565,000	1,600,885
Middlesex County Utilities Authority, Sewer Revenue (Insured; MBIA)	6.25	8/15/10	1,370,000	1,440,788
Monmouth County Improvement Authority, Governmental Loan Revenue (Insured; AMBAC)	5.25	12/1/20	2,235,000	2,381,951
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	2,300,000	2,379,626
New Jersey Economic Development Authority, Department of Human Services Revenue	5.75	7/1/14	1,080,000	1,155,308
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation)	5.00	6/1/18	1,680,000	1,713,247
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue)	5.50	7/1/19	3,000,000	3,032,670
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/18	5,000,000	2,849,850
New Jersey Economic Development Authority, Revenue (Transportation Project) (Insured; FSA)	5.25	5/1/11	2,210,000	2,331,042
New Jersey Economic Development				

Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.50	6/15/11	2,500,000	2,667,800
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.50	9/1/24	2,500,000	2,783,075
New Jersey Educational Facilities Authority, Revenue (College of New Jersey) (Insured; FGIC)	5.38	7/1/17	1,300,000	1,382,784
New Jersey Educational Facilities Authority, Revenue (Fairleigh Dickenson University)	6.00	7/1/20	2,000,000	2,179,420
New Jersey Educational Facilities Authority, Revenue (Montclair State University) (Insured; MBIA)	5.13	7/1/22	1,840,000	1,927,658
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.13	7/1/10	1,550,000 [a]	1,619,440
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.25	7/1/10	2,885,000 [a]	3,027,519
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.25	7/1/17	3,000,000	3,261,480
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.00	7/1/23	2,000,000	2,081,620
New Jersey Educational Facilities Authority, Revenue (Public Library Project Grant Issue) (Insured; AMBAC)	5.50	9/1/17	1,500,000	1,608,705
New Jersey Educational Facilities Authority, Revenue (Seton Hall University) (Insured; AMBAC)	5.25	7/1/09	1,050,000	1,091,160
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center)	6.00	7/1/12	3,145,000	3,405,343
New Jersey Health Care Facilities Financing Authority, Revenue (Capital Health System Obligated Group)	5.50	7/1/11	2,730,000	2,842,394
New Jersey Health Care Facilities Financing Authority, Revenue (Children's Specialized Hospital Project)	5.00	7/1/24	1,000,000	976,230
New Jersey Health Care Facilities Financing Authority, Revenue (Health Care System Obligated Group)	5.50	7/1/12	1,645,000	1,724,519
New Jersey Health Care Facilities				

Financing Authority, Revenue (Robert Wood Johnson University Center)	5.38	7/1/13	2,000,000	2,061,240
New Jersey Health Care Facilities Financing Authority, Revenue (Robert Wood Johnson University Center) (Insured; MBIA)	5.00	7/1/08	1,500,000	1,516,005
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Joseph's Hospital and Medical Center) (Insured; Connie Lee)	5.15	7/1/06	2,555,000	2,555,051
New Jersey Health Care Facilities Financing Authority, Revenue (South Jersey Hospital)	6.00	7/1/12	3,000,000	3,190,650
New Jersey Health Care Facilities Financing Authority, Revenue (Trinitas Hospital Obligated Group)	7.38	7/1/15	4,000,000	4,411,680
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/09	2,725,000	2,845,418
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/21	3,000,000	3,195,120
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	2,630,000 [a]	2,891,685
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	1,370,000 [a]	1,506,315
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	5,000,000 [a]	5,497,500
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.00	1/1/20	5,000,000	5,174,550
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.75	1/1/10	685,000	726,463
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.75	1/1/10	2,315,000	2,452,789
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.00	1/1/14	3,180,000	3,570,122
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.00	1/1/14	1,820,000	2,043,278
North Hudson Sewer Authority, Sewer Revenue (Insured; FGIC)	5.25	8/1/10	3,825,000	3,867,190
North Hudson Sewer Authority,				

Sewer Revenue (Insured; FGIC)	5.25	8/1/16	2,000,000	2,117,400
North Hudson Sewer Authority, Sewer Revenue (Insured; FGIC)	5.25	8/1/17	2,000,000	2,113,320
North Jersey District of Water Supply Commission (Wanaque South Project) (Insured; MBIA)	5.25	7/1/15	4,570,000	4,854,254
Northeast Monmouth County Regional Sewer Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/10	2,250,000	2,279,902
Ocean County, General Improvement	5.00	9/1/10	1,300,000 a	1,364,922
Ocean County, General Improvement	5.00	9/1/10	1,200,000 a	1,259,928
Ocean County Utilities Authority, Wastewater Revenue	5.25	1/1/17	1,500,000	1,577,790
South Brunswick Township Board of Education (Guaranteed; School Board Reserve Fund and Insured; FGIC)	5.63	12/1/09	1,820,000 a	1,920,610
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.38	6/1/18	2,500,000	2,536,550
Trenton (Insured; FGIC)	5.13	1/15/13	1,000,000	1,035,750
U.S. Related--2.7%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,500,000 a	1,601,070
Puerto Rico Highway and Transporation Authority, Transportation Revenue (Insured; FGIC)	5.00	7/1/22	1,615,000	1,666,955
Virgin Islands Public Finance Authority, Revenue (Senior Lien Fund) (Insured; ACA)	5.50	10/1/08	1,500,000	1,552,665
Total Investments (cost $169,139,379)			**97.5%**	**171,763,674**
Cash and Receivables (Net)			**2.5%**	**4,334,959**
Net Assets			**100.0%**	**176,098,633**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b At June 30, 2006, 25.8% of the fund's net assets are insured by MBIA.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes

BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		